Annual Report

Cover Page

Name of Issuer:

The WMarketplace Inc

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: WA
Date of organization: 11/2/2020

Physical address of issuer:

6040 Princeton Ave NE
SEATTLE WA 98115

Website of issuer:

https://thewmarketplace.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

4

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$1,060,324.00	$349,220.00
Cash & Cash Equivalents:	$784,389.03	$39,300.00
Accounts Receivable:	$1,212.00	$37,929.00
Short-term Debt:	$19,211.69	$16,355.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$115,561.00	$118,256.00
Cost of Goods Sold:	$53,518.00	$40,878.66
Taxes Paid:	$1,116.00	$1,047.00
Net Income:	($654,343.96)	($225,295.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, BS, GU, PR, VI, TV

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of Issuer:

The WMarketplace Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
TJ Woodberry	Popoi's Spa & Lounge	Self	2022
Susan Gates	Co-Founder CMO	The WMarketplace Inc	2020
Kathryn Isler	Co-Founder/CEO	The WMarketplace Inc	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

Officer	Positions Held	Year Joined
Susan Gates	Secretary	2020
Susan Gates	Vice President	2020
Kathryn Isler	Treasurer	2020
Kathryn Isler	President	2020
Kathryn Isler	CEO	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performs similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Kathryn Isler	3750000.0 Common	50.0
Susan Gates	3750000.0 Common	50.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan.

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The information will include the Q&A form and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question.

*As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

TheWMarketplace is an early stage company incorporated on November 2, 2020. Accordingly, the Company's operations are subject to all the risks inherent in the establishment of a new business enterprise, including potential operating losses

We face competition from one dominate player in the market. Amazon has become the defacto shopping sight in the US market with a strong brand significant financial resources, technical and human resources and superior expertise in research & development along with marketing and brand recognition.

The Wmarketplace potential is dependent on our ability to attract and retain sellers and service providers to list and sell on our platform. We need to invest rapidly recruit new businesses in volume through existing and new partnerships to satisfy consumer demand and provide and extensive range of products and services.

Kate Isler, The WMarketplace co-founder and CEO, and Susan Gates, TWM co-founder and CMO, each currently own equivalent equity ownership in the Company, which collectively aggregates approximately 80% of TWM's outstanding equity. The co-founders are currently the Company's sole members of its Board of Directors, and therefore have significant control over the management of the Company and the direction of its policy and affairs. This concentrated control in the Company will limit Investors' ability to influence Company matters.

The success of The WMarketplace will depend on its ability to compete for and retain additional qualified key personnel to enhance the growth. TWM's business would be adversely affected if it were unable to recruit qualified personnel when necessary or if it were to lose the services of certain key personnel and it were unable to locate suitable replacements in a timely manner.

Short/mid-term reliance on third party technology. In order to launch and grow our business quickly we relied on off the shelf technology with limited security and features. TWM has out grown the mass market products available and now require more security, scalability and enhanced seller management features to be attractive to sellers and buys alike. Lack of investment and innovation in a prooriety platform that meets the increasing demands of online merchants and shoppers will slow growth.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Non-voting common stock	500,000	500,000	No
Voting common stock	9,500,000	7,500,000	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	0
Options:	1,500,000

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
11/2020	Regulation D, Rule 506(b)	Common stock	$50,000	General operations
3/2021	Section 4(a)(2)		$250,000	General operations
3/2021	Regulation D, Rule 506(b)	Common stock	$250,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Kate Isler, Susan Gates
Amount Invested	$50,000.00
Transaction type	Priced round
Issue date	11/01/20
Relationship	Founders

The founders have loaned the company $5,824 to cover certain operating expenses. There's no interest rate or maturity date associated with this loan.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

The only ecommerce platform selling women-owned products and services.

We are passionate about gender equity and saw the disproportionate effect that the pandemic was having on women. With shopping and services requiring a digital-first presence and women making 83% of purchasing decisions AND starting businesses at record rates. TheWMarketplace is the most direct way to support women entrepreneurs.

TheWMarketplace is a website that sells products and services that are owned by women. Women entrepreneurs join TheWMarketplace and immediately have a nation-wide customer base and a community, rather than going it alone. We support them with classes, community and advertising to help customers find them. Shoppers come to the site to purchase from women-owned businesses or to hire a woman expert. We are a women-owned business that helps other women-owned businesses grow and thrive.

Our next area of growth is in the B2B sector. Bringing women entrepreneurs onto the platform and providing easy access to each other to accelerate their business growth is a game changer. We will build on the ecosystem of women-owned businesses on TheWMarketplace and expose more opportunities to do business with one another. We will expand into international markets. There are women entrepreneurs in every corner of the globe, ready for a platform built for them to grow and thrive.

Milestones

The WMarketplace Inc. was incorporated in the State of Washington in November 2020.

Since then, we have:

- 💸 $500K pre-seed investment within 5 months of launching site
- 💰 Revenue from day 1 of site launch: 500% growth in 2021 from 4 revenue streams.
- 🔑 10 partnerships with government, non-profit & for-profit entities
- 🇺🇸 Sales channel for 14M women-owned businesses in US, # growing rapidly
- 👩‍💼 Already have a diverse community of 500+ sellers from 34 states.
- 💪 Unique chance to support 1000's of women-owned businesses with a single investment
- 💥 CEO spent 20 yrs as Microsoft global exec. Started and led three start-ups to date.

Historical Results of Operations

Our company was organized in November 2020 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin*. For the period ended December 31, 2022, the Company had revenues of $115,561 compared to the year ended December 31, 2021, when the Company had revenues of $118,256. Our gross margin was 53.69% in fiscal year 2022, compared to 65.43% in 2021.
- *Assets*. As of December 31, 2022, the Company had total assets of $1,060,324, including $784,389.03 in cash. As of December 31, 2021, the Company had $349,220 in total assets, including $39,306 in cash.
- *Net Loss*. The Company has had net losses of $654,343.96 and net losses of $225,295 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.
- *Liabilities*. The Company's liabilities totaled $19,211.69 for the fiscal year ended December 31, 2022 and $16,355 for the fiscal year ended December 31, 2021.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $300,000 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 24 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

The WMarketplace Inc. cash in hand is $598,332.55, as of April 2023. Over the last three months, revenues have averaged $11,476.60/month, cost of goods sold has averaged $12,339/month, and operational expenses have averaged $33,589/month, for an average burn rate of $34,451.40 per month. Our intent is to be profitable in 6 months.

Platform sales were up 160% over 2022. Sales from Holiday Gift Boxes
and International Women's Day promotions and the "Women Rock" WBNC Great Lakes made a substantial contribution.

Expenses continue to level.

Total expenses 83% of budget.
· Salaries have been reduced and marketing spending budgeted now based on history.

Investment HER-Commerce educational program continues:
Communications are sent every two weeks announcing the program and content. Open rates are well over 30%.

Refreshed program content launched March 27, 2023

Detailed eCommerce Web pages have been added to the site.

Implemented SEO strategy on 10% of the site. Attributing this strategy with the increase in platform sales we will begin prioritizing the next set of 100 pages.

We expect revenue growth will continue in platform
sale as a result of investments noted above. We continue to build the HER-Commerce pipeline and have launch new workshop content based on research on what women-owned businesses need. The pace closing sponsorships is slower that we forecasted as a result of overall economic pressure sponsorships
have been reduced and or pulled back.

The release of our IP and the streamline of seller onboarding
will speed product availability on the site.

We will continue to manage expenses to reflect the economic
conditions and look to raise additional funds in Q4.

We continue to invest in both building a strong customer base for
platform and program (HER-Commerce) sales and developing and deploying our technology to replace a number of SHOPIFY apps that are not scalable.

Over the past year we have seen increasing demand to provide these services and to partners with government, non-profits and for profit organizations to provide a

sales channel to their members and for corporate gifting. Many of these organizations focus on mentoring,and networking and look to WMarketpalce eCommerce platform to give their members access to a national sales channel and support them to create a storefront and product listings.

We continue to focus investment in driving shopper traffic and conversion on the site with targeted GTM campaigns attracting value-based shopper to specific communities to buy from. Examples include: Black Owned, Asian Owned etc.

We intend to rely on the cash we have in the bank and revenue we are currently earning. Without WeFunder capital we will scale much slower than forecasted.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Kathryn Isler, certify that:

(1) the financial statements of The WMarketplace Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of The WMarketplace Inc. included in this Form reflects accurately the information reported on the tax return for The WMarketplace Inc. filed for the most recently completed fiscal year.

Kathryn Isler
Co-Founder/CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the

Susan Gates
TJ Woodberry

Appendix E: Supporting Documents

ttw_communications_93007_212224.pdf
ttw_communications_93007_212641.pdf
Add new Form C attachment (admin only)

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

    SPV Subscription Agreement

    SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

    Financials 1

    Financials 2

Appendix D: Director & Officer Work History

    Kathryn Isler

    Susan Gates

    TJ Woodberry

 Appendix E: Supporting Documents

    ttw_communications_93007_212224.pdf
    ttw_communications_93007_212641.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The WMarketplace Inc.

By

Kate ISLER
_____
CEO/Co-Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

TJ Woodberry
_____
Board Member
4/13/2023

Susan Gates
_____
CMO/Co-Founder
4/6/2023

Kate ISLER
_____
CEO/Co-Founder
4/6/2023